Exhibit 99.1

ARIS MINING RELEASES ITS ANNUAL SUSTAINABILITY REPORT

VANCOUVER, BC, Oct. 6, 2023 /CNW/ - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS) (NYSE-A: ARMN) has published its 2022 Sustainability Report which summarizes the Company's performance within relevant Sustainability Accounting Standards Board (SASB) metrics.  The report is available in both English and Spanish for review and download on the Aris Mining corporate website at www.aris-mining.com.

Neil Woodyer, Aris Mining's CEO, commented: "We take immense pride in our identity as an environmentally and socially conscious gold mining company. This Sustainability Report serves as both a reflection of our journey thus far and a roadmap for the path ahead. As we move forward with the construction of the Lower Mine at Marmato we are poised to replicate and enhance the success we have achieved at the Segovia Operations."

2022 Sustainability Highlights

Our People and Partnerships

  The combination of the Segovia and Marmato mines under the Aris Mining umbrella represents an opportunity to implement best practices in health and safety. During 2022, we conducted an initial assessment by area identifying opportunities for improvement, which led to the adoption and development of the Vision Zero Safety Program.
  At the Segovia Operations, we have formalized more than 2,900 miners, which has resulted in more than 12,000 people gaining access to social security and banking services, among other benefits.
  Formalization not only results in increased revenue to artisanal and small-scale miners, but also leads to improved health, safety, and environmental conditions and a reduction in illegal ancillary activities.
  Diversity and inclusion are integral aspects of Aris Mining's core values and are deeply ingrained in its corporate identity. This commitment is a testament to our continuous efforts to empower women within the industry. At the end of 2022, Aris Mining Segovia had a workforce of 2,037 employees, with approximately 10% women. Of the 1,197 employees at our Marmato Mine, 126 are women, accounting for 11% of the workforce. Aris Mining is working to increase the inclusion rate of women in our workforce and seeks to achieve 14% representation in both operations by the end of 2023.

Our Communities

  We operate the "La Salada" School with over 800 students from local communities. We are thrilled to announce the impending graduation of our very first high-school class in 2024. Our efforts extend to more than 2,500 students who we are preparing for state examinations.
  We invest in road maintenance and construct pedestrian overpasses, enhancing road infrastructure and ensuring safer and easier access to homes, workplaces and community centres. We actively support health infrastructure development and organize eye health initiatives within our communities. We also create community and cultural spaces that honour and respect local cultural and religious traditions. We also provide training programs to community members and leaders, focusing on subjects such as human rights, healthy lifestyles, and entrepreneurship skills.

Our Environment

  A significant milestone achieved by Aris Mining Marmato in 2023 was the approval by Corpocaldas of the modification of its environmental permit for the construction and operation of the Lower Mine project. In 2023, Aris Mining proposed and established a trust fund with over US$11 million for the modernization and upgrading of wastewater treatment systems, air emissions control, water purification and addressing environmental liabilities in pursuit of Marmato meeting the highest environmental standards.
  As a result of our conservation efforts directed at lowering our power consumption, we had an annual reduction of 496.6 tonnes of Scope 2 CO2-equivalent emissions at the Marmato Mine in 2022 compared to 2021.
  Beyond energy, our dedication to responsible resource utilization extends to water management. We treat 100% of the domestic water we draw, and a substantial portion is returned to the community, ensuring a valuable and secure supply of drinking water.
  We work to ensure that tailings storage facilities are safe sites that comply with the Company's environmental management plans and the commitments made to the relevant government authorities, and repurpose them as community recreational spaces. In 2022 we delivered a total of 200,540 tonnes of clean rock from the mining operations to be used as aggregate in road construction to improve the infrastructure needs of the region.

More information about Aris Mining's 2022 performance, 2023 targets and commitments to responsible mining is available in the Sustainability Report and other disclosure on our website at www.aris-mining.com/sustainability.

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining is currently constructing the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine.  Aris Mining also operates the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to replicating the success of the Segovia Operations at the Marmato Lower Mine, the anticipated benefits of the formalization of artisanal and small-scale miners and combination of the Segovia and Marmato mines under the Aris Mining umbrella, the Company's goals of increasing the inclusion rate of women in its workforce and the timing thereof, and the Company's plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", "plan", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and six months ended June 30, 2023, which are available on the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Aris Mining Corporation

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%CIK: 0001964504

For further information: Tyron Breytenbach, Senior Vice President, Capital Markets, +1.416.399.2739, info@aris-mining.com; Kettina Cordero, Vice President, Investor Relations, + 1.604.417.2574

CO: Aris Mining Corporation

CNW 07:00e 06-OCT-23